MEMORANDUM

DATE:	October 13, 2010

TO:	Division of Corporation Finance United States Securities and Exchange Commission

FROM:	Dril-Quip, Inc.

RE:	Dril-Quip, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed February 26, 2010 Proxy Statement on Schedule 14A Filed April 8, 2010 Response Letter Dated August 26, 2010 File No. 1-13439

We are responding to comments received from Ms. Anne Nguyen Parker, Branch Chief of the Division of Corporation Finance of the United States Securities and Exchange Commission, by letter dated September 29, 2010 to Dril-Quip, Inc. (the “Company”), regarding the Company’s Form 10-K for the fiscal year ended December 31, 2009, filed February 26, 2010 (the “Form 10-K”), the Company’s Proxy Statement on Schedule 14A, filed April 8, 2010 (the “Proxy Statement”) and the Company’s Response Letter, dated August 26, 2010 (the “Original Response”). We propose to address the Staff’s comments in this response letter and, on an ongoing basis, in our future annual and quarterly reports and proxy statements, rather than through an amendment of the Company’s Form 10-K and Proxy Statement.

We respectfully request that the Staff review our responses at its earliest convenience. Please advise us of any further comments as soon as possible. For your convenience, our responses are prefaced by the Staff’s corresponding comment in bold text.

General

1.

We note your response to our prior comments 1 and 2 from our letter dated July 29, 2010. Please provide risk factor disclosure addressing the possible effects on the company from the Deepwater Horizon incident, including the items addressed in our prior comment 1.

Response:

In subsequent filings, we propose to expand the risk factor on page 25 of our Form 10-Q for the quarter ended June 30, 2010, titled “Certain matters relating to the Deepwater Horizon explosion, subsequent oil spill and resulting moratorium on deepwater drilling offshore in the Gulf of Mexico may negatively impact our business located in the Gulf of Mexico and potential other worldwide locations,” which describes risks associated with increased regulation, ongoing litigation and potential changes in insurance coverage, to include additional risk disclosure regarding the potential impact on our revenues, investigations into the incident and insurance coverage and indemnity provisions detailed in our Original Response.

If such additional risk disclosures would have been in our Form 10-Q for the quarter ended June 30, 2010, it would have read substantially as follows:

Certain matters relating to the Deepwater Horizon explosion, subsequent oil spill and resulting moratorium on deepwater drilling offshore in the Gulf of Mexico may adversely affect our business located in the Gulf of Mexico and potential other worldwide locations.

On April 22, 2010, a deepwater Gulf of Mexico drilling rig known as the Deepwater Horizon that was operated by BP Exploration & Production, Inc. (“BP”) sank after an explosion and fire that began on April 20, 2010. The Company is a party to an ongoing contract with an affiliate of BP to supply wellhead systems in connection with BP’s Gulf of Mexico operations, and the Company’s wellhead and certain of its other equipment were in use on the Deepwater Horizon at the time of the incident. Due to the inability to stop the escaping crude oil for a substantial period of time, a moratorium was placed on offshore deepwater drilling in the Gulf of Mexico which is currently expected to be in place through November 2010. We are currently unable to quantify the extent of the impact that the Gulf of Mexico drilling moratorium will have on our future revenues. Revenues associated with the Gulf of Mexico totaled approximately 43% of our worldwide revenues during the first six months of 2010. Although we believe that the moratorium will have little or no impact on revenues related to sales of our offshore rig equipment in the final six months of 2010, the moratorium could have an impact on revenues related to sales of subsea and surface equipment during the final six months of 2010. We believe that service revenues (which were approximately 6% of our total revenues during the first six months of 2010) could be substantially negatively impacted by the U.S. Gulf of Mexico drilling moratorium during the last half of 2010. Additionally, the moratorium could result in delayed product and service orders in the second half of 2010 and could have an adverse impact on our orders and financial results for 2011.

We do not yet know the extent this incident may cause the United States or other countries to restrict or further regulate offshore drilling. This event and its aftermath have resulted in proposed legislation and regulation in the United States that could result in additional regulations of the offshore oil and gas exploration and production industry, which may further result in substantial increases in cost or further delays in drilling in the Gulf of Mexico. The Department of the Interior has issued directives calling for additional safety and performance standards as well as rigorous monitoring and testing requirements. Any additional regulations could increase the costs of our customers, which could cause some projects to become non-economical, and as a result, reduce demand for our products and services.

Investigations into the incident are being conducted by the Departments of Homeland Security, Interior and Justice, the U.S. Chemical Safety and Hazard Investigation Board and the National Commission on the BP Deepwater Horizon Oil Spill and Offshore Drilling. While the focus of some of these investigations is to develop options for guarding against future oil spills associated with offshore drilling, the Department of Justice has announced that it is reviewing, among other criminal statutes, The Clean Water Act, which carries civil penalties and fines as well as criminal penalties, The Oil Pollution Act of 1990, which can be used to hold parties liable for cleanup costs and reimbursement for government efforts, and The Migratory Bird Treaty Act of 1918 and Endangered Species Act of 1973, which provide penalties for injury and death to wildlife and bird species. We have been designated as a party-in-interest, received requests for certain information and provided testimony in connection with the joint investigation being conducted by the Departments of Homeland Security and Interior. We have also received requests to preserve information from the joint investigation team, the Department of Justice and the U.S. Chemical Investigation and Hazardous Incident Board.

We have been named along with other unaffiliated defendants in multiple lawsuits that allege pollution damage claims, personal injuries and/or business losses arising out of the Deepwater Horizon incident. The lawsuits generally allege, among other things, violation of state and federal environmental and other laws and regulations, negligence, gross negligence, strict liability and/or property damages and generally seek awards of unspecified economic, compensatory and punitive damages.

Additional lawsuits may be filed and additional investigations may be launched in the future. An adverse outcome with respect to any of these lawsuits or investigations, or any lawsuits or investigations that may arise in the future, could have a material adverse effect on our results of operations.

We have a general liability insurance program with an aggregate coverage limit of $100 million for claims with respect to property damage, injury or death and pollution. Our insurance policies may not cover all potential claims and expenses relating to the Deepwater Horizon incident. In addition, our policies may not cover fines, penalties or costs and expenses related to government-mandated clean up of pollution. The incident may also lead to further tightening of the availability of insurance coverage. We may not be able to obtain adequate insurance at a reasonable price, thereby making certain projects unfeasible from an economic standpoint. If liability limits are increased or the insurance market becomes more restricted, the risks and costs of conducting offshore exploration and development activities may increase, which could materially impact our results of operations.

We are currently investigating our rights to indemnification from BP’s affiliate and other parties for potential claims and expenses arising from the Deepwater Horizon incident under our existing contract with the affiliate of BP. Our indemnity rights under the contract cover potential claims for personal injury, property damage and the control and removal of pollution or contamination, except for, among other things, claims brought by our employees and claims brought by third parties to the extent we are at fault or as a result of a defect in our products. Under the contract, we have generally agreed to indemnify BP and its affiliates for claims for personal injury of our employees or subcontractors, for claims brought by third parties to the extent we are at fault, and for claims resulting from pollution or contamination as a result of a defect in our products. Our indemnification obligation for pollution or contamination arising from a defect in our products is limited to $5 million under the contract. To the extent that BP’s other contractors performing work on the well agreed in their contracts with BP to indemnify us for claims of personal injury of such contractor’s employees or subcontractors as well as for claims of damages to their property, we have entered into a reciprocal agreement to indemnify those other contractors.

The revised risk factor will include such updates, additions and deletions as may be necessary to make the text accurate at the time of filing.

2.

Further, please include risk factor disclosure regarding the specific risks associated with your activities in the Gulf of Mexico, including the items addressed in our prior comment 2 from our letter dated July 29, 2010.

Response:

Please see our response to Comment 1 above for a discussion of risks associated with the Deepwater Horizon incident in the Gulf of Mexico. Because our insurance coverage and indemnity provisions, which we understand to be the focus of the Staff’s prior comment 2, apply to our operations more generally, we propose to expand the risk factor appearing on page 13 of our Form 10-K for the year ended December 31, 2009 titled “Our business involves numerous operating hazards that may not be covered by insurance. The occurrence of an event not fully covered by insurance could have a material adverse effect on our financial conditions and results of operations.” This expanded disclosure will more fully address the risks of operations in the Gulf of Mexico and in our operations worldwide. We believe the disclosure below, together with our response to Comment 1, provides the information requested by the Staff. We propose to include similar disclosure in our future filings on Forms 10-K and 10-Q, appropriately updated, beginning with our Form 10-Q for the quarter ending September 30, 2010.

If such additional risk disclosures would have been in our Form 10-K for the year ended December 31, 2009, it would have read substantially as follows:

Our business involves numerous operating hazards that may not be covered by insurance. The occurrence of an event not fully covered by insurance could have a material adverse effect on our financial conditions and results of operations.

Our products are used in potentially hazardous drilling, completion and production applications that can cause personal injury, product liability and environmental claims. In addition, certain areas where our products are used, including in and near the Gulf of Mexico, are close to high population areas and subject to hurricanes and other extreme weather conditions on a relatively frequent basis. A catastrophic occurrence at a location where our equipment and/or services are used may expose us to substantial liability for personal injury, wrongful death, product liability or commercial claims. To the extent available, we maintain insurance coverage that we believe is customary in the industry. We have a general liability insurance program with an aggregate coverage limit of $100 million for claims with respect to property damage, injury or death and pollution. Our policies may not cover fines, penalties or costs and expenses related to government-mandated clean up of pollution. Our insurance does not provide coverage for all liabilities, and we cannot assure you that our insurance coverage will be adequate to cover claims that may arise or that we will be able to maintain adequate insurance at rates we consider reasonable. The occurrence of an event not fully covered by insurance could have a material adverse effect on our results of operations, financial position and cash flows.

We attempt to further limit our liability through contractual indemnification provisions with our customers. We seek to enter into contracts for the provision of our products and services that provide for (1) the responsibility of each party to the contract for personal injuries to, or the death of, its employees and damages to its property, (2) cross-indemnification with other contractors providing products and/or services to the other party to the contract with respect to personal injury, death and property damage and (3) the responsibility of each party to the contract for claims brought by third parties for personal injury, death, property loss or damage to the extent of each party’s negligence or fault. We may not be able to successfully obtain favorable contractual provisions, and a failure to do so may increase our risks and costs, which could materially impact our results of operations. In addition, we cannot assure you that any party that is contractually obligated to indemnify us will be financially able to do so.

The revised risk factor will include such updates, additions and deletions as may be necessary to make the text accurate at the time of filing.

Schedule 14A

Base Salary, page 15

3.

We note your response to our prior comment 6 from our letter dated July 29, 2010. Please include disclosure of the specific elements of your actual financial results your compensation committee compares with the annual budget in order to make its salary determinations.

Response:

Salary determinations are subjective and are not based on any formula. The Nominating, Governance and Compensation Committee (the “Committee”) and the Co-Chief Executive Officers, as applicable, make a subjective assessment of the Company’s actual financial results compared to the Company’s overall annual budget based on the financial statements as a whole, taking into account market and economic conditions unknown during the preparation of the annual budget. Among other items, the Committee and the Co-Chief Executive Officers compare the Company’s actual revenues and expenses, operating income, net income and earnings per share to the budgeted amounts for these items.

We propose to include similar disclosure in our future proxy statements.

October 13, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Mr. Douglas Brown

Re:	Acknowledgments Related to Dril-Quip, Inc.’s Response to the Staff’s Comment Letter dated September 29, 2010

Ladies and Gentlemen:

In response to the closing comments of the Staff of the Division of Corporation Finance contained in the letter dated September 29, 2010 from Anne Nguyen Parker, Branch Chief, with respect to the Annual Report on Form 10-K for the year ended December 31, 2009, filed February 26, 2010, the Proxy Statement on Schedule 14A, filed April 8, 2010, and the Response Letter, dated August 26, 2010, of Dril-Quip, Inc. (the “Company”), the Company hereby acknowledges in connection with its response to the Staff’s comments that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DRIL-QUIP, INC.

By:	/s/	Jerry M. Brooks

Jerry M. Brooks
Vice President - Finance, Chief Financial Officer and Secretary